Prospectus Supplement filed under Rule 424(b)(3)
Registration Number 333-132029

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Prospectus Supplement No. 1, dated May 14, 2007
(To Prospectus, dated April 20, 2007)

1,516,428 Shares of Common Stock

This prospectus supplement to the prospectus dated April 20, 2007 relates to the offering by Omega Healthcare Investors, Inc. to participate in its Dividend Reinvestment and Common Stock Purchase Plan.

This prospectus supplement should be read in conjunction with the prospectus dated April 20, 2007, which is to be delivered with this prospectus supplement. The information in this prospectus supplement updates and supercedes certain information contained in the prospectus dated April 20, 2007.

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NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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On May 8, 2007, Omega Healthcare Investors, Inc. filed with the Securities and Exchange Commission the attached Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 10-Q
(Mark One)
X   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2007
or

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-11316

OMEGA HEALTHCARE
INVESTORS, INC.
(Exact name of Registrant as specified in its charter)

                Maryland                 38-3041398
                (State of Incorporation)                 (I.R.S. Employer Identification No.)

9690 Deereco Road, Suite 100, Timonium, MD 21093
(Address of principal executive offices)

(410) 427-1700
(Telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes X     No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one:)
Large accelerated filer X          Accelerated filer  ___       Non-accelerated filer___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ___     No X

Indicate the number of shares outstanding of each of the issuer's classes of common stock as April 30, 2007.

Common Stock, $.10 par value             67,235,859
(Class)     (Number of shares)

OMEGA HEALTHCARE INVESTORS, INC.
FORM 10-Q
March 31, 2007

TABLE OF CONTENTS
		Page No.
PART I	Financial Information

Item 1.	Financial Statements:
	Consolidated Balance Sheets
	March 31, 2007 (unaudited) and December 31, 2006	2

	Consolidated Statements of Operations (unaudited)
	Three months ended March 31, 2007 and 2006	3

	Consolidated Statements of Cash Flows (unaudited)
	Three months ended March 31, 2007 and 2006	4

	Notes to Consolidated Financial Statements
	March 31, 2007 (unaudited)	5

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	34

Item 4.	Controls and Procedures	34

PART II	Other Information

Item 1.	Legal Proceedings	36

Item 1A.	Risk Factors	36

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	36

Item 5.	Other Information	36

Item 6.	Exhibits	41

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements
OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)
	March 31,	December 31,
	2007	2006
	(Unaudited)
ASSETS
Real estate properties
Land and buildings at cost	$1,238,733	$1,237,165
Less accumulated depreciation	(196,957)	(188,188)
Real estate properties - net	1,041,776	1,048,977
Mortgage notes receivable - net	32,085	31,886
	1,073,861	1,080,863
Other investments - net	21,032	22,078
	1,094,893	1,102,941
Assets held for sale - net	773	3,568
Total investments - net	1,095,666	1,106,509

Cash and cash equivalents	2,655	729
Restricted cash	4,016	4,117
Accounts receivable - net	56,287	51,194
Other assets	14,290	12,821
Total assets	$1,172,914	$1,175,370

LIABILITIES AND STOCKHOLDERS’ EQUITY
Revolving line of credit	$147,000	$150,000
Unsecured borrowings - net	484,726	484,731
Other long-term borrowings	41,410	41,410
Accrued expenses and other liabilities	26,771	28,037
Income tax liabilities	5,646	5,646
Operating liabilities for owned properties	92	92
Total liabilities	705,645	709,916

Stockholders’ equity:
Preferred stock	118,488	118,488
Common stock and additional paid-in-capital	699,439	700,177
Cumulative net earnings	313,425	292,766
Cumulative dividends paid	(621,016)	(602,910)
Cumulative dividends - redemption	(43,067)	(43,067)
Total stockholders’ equity	467,269	465,454
Total liabilities and stockholders’ equity	$1,172,914	$1,175,370

See notes to consolidated financial statements.

OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2007	2006
Revenues
Rental income	$40,877	$29,837
Mortgage interest income	1,009	1,184
Other investment income - net	645	937
Miscellaneous	137	109
Total operating revenues	42,668	32,067

Expenses
Depreciation and amortization	8,799	7,485
General and administrative	2,573	2,349
Total operating expenses	11,372	9,834

Income before other income and expense	31,296	22,233
Other income (expense):
Interest and other investment income	40	113
Interest	(11,844)	(9,609)
Interest - amortization of deferred financing costs	(459)	(643)
Interest - refinancing costs	—	(3,485)
Change in fair value of derivatives	—	2,434
Total other expense	(12,263)	(11,190)

Income from continuing operations before income taxes	19,033	11,043
Provision for income taxes	—	(549)
Income from continuing operations	19,033	10,494
Discontinued operations	1,626	(319)
Net income	20,659	10,175
Preferred stock dividends	(2,481)	(2,481)
Net income available to common	$18,178	$7,694

Income per common share:
Basic:
Income from continuing operations	$0.28	$0.14
Net income	$0.30	$0.13
Diluted:
Income from continuing operations	$0.28	$0.14
Net income	$0.30	$0.13

Dividends declared and paid per common share	$0.26	$0.23

Weighted-average shares outstanding, basic	60,094	57,412
Weighted-average shares outstanding, diluted	60,118	57,474

Components of other comprehensive income:
Net income	$20,659	$10,175
Unrealized gain on common stock investment	—	699
Unrealized loss on preferred stock investment	—	(304)
Total comprehensive income	$20,659	$10,570

See notes to consolidated financial statements.

OMEGA HEALTHCARE INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited (in thousands)
	Three Months Ended March 31,
	2007	2006
Operating activities
Net income	$20,659	$10,175
Adjustment to reconcile net income to cash provided by operating activities:
Depreciation and amortization (including amounts in discontinued operations)	8,799	7,527
Provision for impairment on real estate properties (including amounts in discontinued operations)	—	121
Provision for impairment on equity securities	—	3,485
Amortization of deferred financing costs	459	643
(Gains) losses on assets sold and equity securities - net	(1,597)	248
Restricted stock amortization expense	26	293
Change in fair value of derivatives	—	(2,434)
Income from accretion of marketable securities to redemption value	(52)	(412)
Other	(72)	(10)
Change in operating assets and liabilities:
Accounts receivable	1,406	(102)
Straight-line rent	(7,257)	(1,504)
Lease inducement	758	—
Other assets	(1,371)	1,774
Tax liabilities	—	549
Other assets and liabilities	(502)	3,377
Net cash provided by operating activities	21,256	23,730

Cash flows from investing activities
Placement of mortgage loans	(345)	—
Proceeds from sale of real estate investments	3,683	—
Capital improvements and funding of other investments	(1,568)	(1,359)
Proceeds from other investments	1,132	6,801
Investments in other investments	—	(8,587)
Collection of mortgage principal - net	184	196
Net cash provided by (used in) investing activities	3,086	(2,949)

Cash flows from financing activities
Proceeds from credit facility borrowings	15,400	19,200
Payments on credit facility borrowings	(18,400)	(72,700)
Receipts from other long-term borrowings	—	39,000
Prepayment of re-financing penalty	—	(755)
Receipts from dividend reinvestment plan	—	7,588
Receipts/(payments) from exercised options and taxes on restricted stock - net	(809)	225
Dividends paid	(18,106)	(15,685)
Payment on common stock offering	—	(154)
Financing costs paid	(591)	(2,186)
Other	90	1,141
Net cash used in financing activities	(22,416)	(24,326)

Increase (decrease) in cash and cash equivalents	1,926	(3,545)
Cash and cash equivalents at beginning of period	729	3,948
Cash and cash equivalents at end of period	$2,655	$403
Interest paid during the period	$8,609	$1,684

See notes to consolidated financial statements.

OMEGA HEALTHCARE INVESTORS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
March 31, 2007

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Business Overview:

We have one reportable segment consisting of investments in real estate. Our business is to provide financing and capital to the long-term healthcare industry with a particular focus on skilled nursing facilities located in the United States. Our core portfolio consists of long-term lease and mortgage agreements. All of our leases are “triple-net” leases, which require the tenants to pay all property-related expenses. Our mortgage revenue derives from fixed-rate mortgage loans, which are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Substantially all depreciation expenses reflected in the consolidated statements of operations relate to the ownership of our investment in real estate.

Basis of Presentation:

The accompanying unaudited consolidated financial statements for Omega Healthcare Investors, Inc. (“Omega” or the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles (“GAAP”) in the United States for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. We suggest that these unaudited consolidated financial statements be read in conjunction with the financial statements and the footnotes thereto included in our latest Annual Report on Form 10-K.

Our consolidated financial statements include the accounts of Omega, all direct and indirect wholly owned subsidiaries and one variable interest entity (“VIE”) for which we are the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation of the financial statements.

Reclassifications:

Certain amounts in the prior year have been reclassified to conform to the current year presentation and to reflect the results of discontinued operations. See Note 9 - Discontinued Operations for a discussion of discontinued operations. Such reclassifications have no effect on previously reported earnings or equity.

Accounts Receivables:

Accounts receivable includes: contractual receivables, straight-line rent receivables, lease inducements and estimated provision for losses related to uncollectible and disputed accounts. Contractual receivables relate to the amounts currently owed to us under the terms of the lease agreement. Straight-line receivables relates to the difference between the rental revenue recognized on a straight-line basis and the amounts due to us contractually. Lease inducements result from value provided by us to the lessee at the inception of the lease and will be amortized as a reduction of rental revenue over the lease term. On a quarterly basis, we review the collection of our contractual payments and determine the appropriateness of our allowance for uncollectible contractual rents. In the case of a lease recognized on a straight-line basis, we generally provide an allowance for straight-line accounts receivable when certain conditions or indicators of adverse collectibility are present.

A summary of our net receivables by type is as follows:

	March 31, 2007	December 31, 2006
	(in thousands)

Contractual receivables	$3,459	$4,803
Straight-line receivables	29,232	27,252
Lease inducements	29,375	30,133
Allowance	(5,779)	(10,994)
Accounts receivables, net	$56,287	$51,194

Implementation of New Accounting Pronouncement:

FIN 48 Evaluation

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, by defining a criterion that an individual tax position must meet for any part of that position to be recognized in an enterprise’s financial statements. The interpretation requires a review of all tax positions accounted for in accordance with FASB Statement No. 109 and applies a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority that has full knowledge of all relevant information. Subsequent recognition, derecognition, and measurement is based on management’s judgment given the facts, circumstances and information available at the reporting date. We are subject to the provisions of FIN 48 beginning January 1, 2007. We have evaluated FIN 48 and determined that FIN 48 has no impact to our financial statements.

Recent Accounting Pronouncement:

FAS 157 Evaluation

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS No. 157”). This standard defines fair value, establishes a methodology for measuring fair value and expands the required disclosure for fair value measurements. FAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and we intend to adopt the standard on January 1, 2008. We are currently evaluating the impact, if any, that FAS No. 157 will have on our financial statements.

NOTE 2 -PROPERTIES

In the ordinary course of our business activities, we periodically evaluate investment opportunities and extend credit to customers. We also regularly engage in lease and loan extensions and modifications. Additionally, we actively monitor and manage our investment portfolio with the objectives of improving credit quality and increasing investment returns. In connection with portfolio management, we may engage in various collection and foreclosure activities.

If we acquire real estate pursuant to a foreclosure, lease termination or bankruptcy proceeding and do not immediately re-lease or sell the properties to new operators, the assets will be included on the balance sheet as “foreclosed real estate properties,” and the value of such assets is reported at the lower of cost or estimated fair value.

Leased Property

Our leased real estate properties, represented by 224 long-term care facilities and two rehabilitation hospitals at March 31, 2007, are leased under provisions of single leases and master leases with initial terms typically ranging from 5 to 15 years, plus renewal options. Substantially all of our leases contain provisions for specified annual increases over the rents of the prior year and are generally computed in one of three methods depending on specific provisions of each lease as follows: (i) a specific annual increase over the prior year’s rent, generally 2.5%; (ii) an increase based on the change in pre-determined formulas from year to year (i.e., such as increases in the Consumer Price Index (“CPI”)); or (iii) specific dollar increases over prior years. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

During the first quarter of 2007, we consolidated and extended two master lease agreements with one of our operators, increasing the lease terms by two and four years, respectively. No other significant activity occurred during the first quarter.

We continuously evaluate the payment history and financial strength of our operators and have historically established allowance reserves for straight-line rent adjustments for operators that do not meet our requirements. We consider factors such as payment history, the operator’s financial condition as well as current and future anticipated operating trends when evaluating whether to establish allowance reserves.

During the first quarter of 2007, we determined that we should reverse approximately $5.0 million of allowance for straight-line rent previously established, as a result of the improvement in one of our operator’s financial condition. We record allowances for straight-line rent receivables as an adjustment to revenue. Accordingly, the reversal of this allowance increased revenue for the three months ended March 31, 2007. The change in estimate resulted in an additional $0.08 per share of income from continuing operations and net income for the quarter.

Acquisitions

We have made no acquisitions in 2007.

In the third quarter of 2006, we completed two transactions, the purchase of Litchfield Investment Company, LLC and its affiliates (“Litchfield”), which included 30 skilled nursing facilities (“SNFs”) and one independent living center and an additional facility located in Pennsylvania for a total investment of $178.9 million. We have substantially finalized the purchase price allocation of the $178.9 million. The amount allocated to land and building and personal property is $15.2 million and $162.1 million, respectively. We also allocated $1.6 million to below market lease.

Assets Sold or Held for Sale

Assets Sold

•	On January 31, 2007, we sold two assisted living facilities (“ALFs”) in Indiana for approximately $3.6 million resulting in a gain of approximately $1.7 million.

•	On February 1, 2007, we sold a closed SNF in Illinois for approximately $0.1 million resulting in a loss of $35 thousand.

•	On March 30, 2007, we sold a SNF in Arkansas for approximately $0.7 million resulting in a loss of $15 thousand.

Held for Sale

•	At March 31, 2007, we had two assets held for sale with a net book value of approximately $0.8 million.

Mortgage Notes Receivable

Mortgage notes receivable relate to nine long-term care facilities. The mortgage notes are secured by first mortgage liens on the borrowers' underlying real estate and personal property. The mortgage notes receivable relate to facilities located in four states, operated by five independent healthcare operating companies. We monitor compliance with mortgages and when necessary have initiated collection, foreclosure and other proceedings with respect to certain outstanding loans. As of March 31, 2007, we had no foreclosed property, and none of our mortgages were in foreclosure proceedings.

Mortgage interest income is recognized as earned over the terms of the related mortgage notes. Allowances are provided against earned revenues from mortgage interest when collection of amounts due becomes questionable or when negotiations for restructurings of troubled operators lead to lower expectations regarding ultimate collection. When collection is uncertain, mortgage interest income on impaired mortgage loans is recognized as received after taking into account application of security deposits.

NOTE 3 - CONCENTRATION OF RISK

As of March 31, 2007, our portfolio of investments consisted of 235 healthcare facilities, located in 27 states and operated by 31 third-party operators. Our gross investment in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $1.3 billion at March 31, 2007, with approximately 98% of our real estate investments related to long-term care facilities. This portfolio is made up of 222 long-term healthcare facilities, two rehabilitation hospitals owned and leased to third parties, fixed rate mortgages on nine long-term healthcare facilities and two facilities held for sale. At March 31, 2007, we also held miscellaneous investments of approximately $21 million, consisting primarily of secured loans to third-party operators of our facilities.

At March 31, 2007, approximately 25% of our real estate investments were operated by two public companies: Sun Healthcare Group (“Sun”) (17%) and Advocat Inc. (“Advocat”) (8%). Our largest private company operators (by investment) were CommuniCare Health Services, Inc. (“CommuniCare”) (15%), Haven Eldercare, LLC (“Haven”) (9%), Home Quality Management, Inc. (“HQM”) (8%), Guardian LTC Management, Inc. (“Guardian”) (7%), Nexion Health Inc. (“Nexion”) (6%) and Essex Healthcare Corporation (6%). No other operator represents more than 4% of our investments. The three states in which we had our highest concentration of investments were Ohio (22%), Florida (14%) and Pennsylvania (9%) at March 31, 2007.

For the three-month period ended March 31, 2007, our revenues from operations totaled $42.7 million, of which approximately $9.2 million were from Advocat (22%), $6.9 million from Sun (16%) and $5.1 million from CommuniCare (12%). No other operator generated more than 8% of our revenues from operations for the three month period ended March 31, 2007.

Sun and Advocat are subject to the reporting requirements of the SEC and are required to file with the SEC annual reports containing audited financial information and quarterly reports containing unaudited interim financial information. Sun and Advocat’s filings with the SEC can be found at the SEC’s website at www.sec.gov. We are providing this data for information purposes only, and you are encouraged to obtain Sun and Advocat’s publicly available filings from the SEC.

NOTE 4 -DIVIDENDS

Common Dividends

On April 18, 2007, the Board of Directors declared a common stock dividend of $0.27 per share, an increase of $0.01 per common share compared to the prior quarter, to be paid May 15, 2007 to common stockholders of record on April 30, 2007.

On January 16, 2007, the Board of Directors declared a common stock dividend of $0.26 per share, an increase of $0.01 per common share compared to the prior quarter. The common dividend was paid February 15, 2007 to common stockholders of record on January 31, 2007.

Series D Preferred Dividends

On April 18, 2007, the Board of Directors declared the regular quarterly dividends for the 8.375% Series D Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) to stockholders of record on April 30, 2007. The stockholders of record of the Series D Preferred Stock on April 30, 2007 will be paid dividends in the amount of $0.52344 per preferred share on May 15, 2007. The liquidation preference for our Series D Preferred Stock is $25.00 per share. Regular quarterly preferred dividends for the Series D Preferred Stock represent dividends for the period February 1, 2007 through April 30, 2007.

On January 16, 2007, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D preferred stock that were paid February 15, 2007 to preferred stockholders of record on January 31, 2007.

NOTE 5 - TAXES

So long as we qualify as a REIT and, among other things, we distribute 90% of our taxable income, we will not be subject to Federal income taxes on our income, except as described below. We are permitted to own up to 100% of a “taxable REIT subsidiary” (“TRS”). Currently, we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates. These TRSs had net operating loss carry-forwards as of March 31, 2007 of $12 million. These loss carry-forwards were fully reserved with a valuation allowance due to uncertainties regarding realization.

During the fourth quarter of 2006, we determined that certain terms of the Advocat Series B non-voting, redeemable convertible preferred stock could be interpreted as affecting our compliance with federal income tax rules applicable to REITs regarding related party tenant income. As such, Advocat, one of our lessees, may be deemed to be a “related party tenant” under applicable federal income tax rules. In such event, our rental income from Advocat would not be qualifying income under the gross income tests that are applicable to REITs. In order to maintain qualification as a REIT, we annually must satisfy certain tests regarding the source of our gross income, unless the “savings clause” (which finds that such failure to satisfy the REIT gross income test is due to reasonable cause) that is provided for REITs under federal income tax laws applies. A REIT that qualifies for the savings clause will retain its REIT status but will pay a tax under section 857(b)(5), plus interest, even though the gross income test is not otherwise satisfied. While we believe there were valid arguments that Advocat should not be deemed a “related party tenant,” the matter was not free from doubt, and we believed it was in our best interest to request a closing agreement from the IRS resolving any issues regarding whether the rents received from Advocat were considered related party tenant income, which affected our ability to satisfy the gross income test. Accordingly, on December 15, 2006, we submitted a request for a closing agreement to the IRS in order to resolve the “related party tenant” issue. Since that time, we have had additional conversations with the IRS and submitted additional documentation requested by the IRS in support of the issuance of a closing agreement with respect to this matter. While we have not yet entered into a formal closing agreement with the IRS with respect to the Advocat matter, after its initial review, the IRS has not raised any objections to the request. If obtained, a closing agreement will establish that any failure to satisfy the gross income tests was due to reasonable cause. In the event that it is determined that the “savings clause” described above does not apply, we could be treated as having failed to qualify as a REIT for one or more taxable years.

As a result of the potential related party tenant issue described above, our financial statements reflect an income tax liability of approximately $5.6 million. This amount represents the estimated liability and interest, which remains subject to final resolution and acceptance of our request for a closing agreement. On the advice of, and with tax counsel’s assistance, we have amended our relationship with Advocat such that we do believe there is a related party tenant issue with respect to rental income received from Advocat. Accordingly, we do not expect to incur tax expense associated with related party tenant income in future periods commencing January 1, 2007. We recorded interest and penalty charges associated with tax matters as income tax expense. We file U.S. federal income tax returns and state income and franchise tax returns in over 27 state jurisdictions.  With few exceptions, we are no longer subject to U.S. federal or state income tax examinations by taxing authorities for years prior to 2003.

NOTE 6 - STOCK-BASED COMPENSATION

Effective January 1, 2006, we adopted FASB Statement No. 123R, Share-Based Payment, using the modified prospective method. The following is a summary of our stock based compensation expense for the three-month periods ended:

	Three Months Ended
	March 31,
	2007	2006
	(in thousands)

Restricted stock expense	$26	$293
Stock option expense	-	1
Total stock based compensation expense	$26	$294

As of March 31, 2007, we had 40,997 stock options and 15,496 shares of restricted stock outstanding. The stock options were fully vested as of January 1, 2007 and the restricted shares are scheduled to vest over the next three years.

NOTE 7 - FINANCING ACTIVITIES AND BORROWING ARRANGEMENTS

Bank Credit Agreements

Pursuant to Section 2.01 of our Credit Agreement, dated as of March 31, 2006 (the “Credit Agreement”), we were permitted under certain circumstances to increase our available borrowing base under the Credit Agreement from $200 million up to an aggregate of $300 million. Effective February 22, 2007, we exercised our right to increase the available revolving commitment under Section 2.01 of the Credit Agreement from $200 million to $255 million and we consented to add 18 of our properties to the borrowing base assets under the Credit Agreement. We paid approximately $0.6 million in fees and expenses associated with increasing the available revolving commitment.

At March 31, 2007, we had $147.0 million outstanding under our $255 million revolving senior secured credit facility and $2.5 million was utilized for the issuance of letters of credit, leaving availability of $105.5 million. The $147.0 million of outstanding borrowings had a blended interest rate of 6.82% at March 31, 2007.

Our long-term borrowings require us to meet certain property level financial covenants and corporate financial covenants, including prescribed leverage, fixed charge coverage, minimum net worth, limitations on additional indebtedness and limitations on dividend payouts. As of March 31, 2007, we were in compliance with all property level and corporate financial covenants.

Other Long-Term Borrowings

As previously reported, during the three months ended March 31, 2006, Haven Eldercare, LLC (“Haven”), an existing operator for us, entered into a $39 million first mortgage loan with General Electric Capital Corporation (“GE Capital”). Haven used the $39 million of proceeds from the GE Loan to partially repay a portion of a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of its remaining $23 million mortgage note to that of the GE Loan. In conjunction with the above transactions and the application of Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”), we consolidated the financial statements and real estate of the Haven entity into our financial statements. The impact of consolidating the Haven entity resulted in the following adjustments to our consolidated balance sheet as of March 31, 2007: (1) an increase in total gross investments of $39.0 million; (2) an increase in accumulated depreciation of $2.0 million; (3) an increase in accounts receivable of $0.2 million; (4) an increase in other long-term borrowings of $39.0 million; (5) and a reduction of $1.8 million in cumulative net earnings primarily due to increased depreciation expense. Our results of operation reflect the impact of the consolidation of the Haven entity for the periods ended March 31, 2007 and March 31, 2006. The loan has an interest rate of approximately 7% and is due 2012. The lender of the $39 million does not have recourse to our assets.

Issuance of Common Stock

See Note 11 - Subsequent Event for additional information on our issuance of common stock.

NOTE 8 - LITIGATION

We are subject to various legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, management believes that the outcome of each lawsuit, claim or legal proceeding that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

We and several of our wholly-owned subsidiaries have been named as defendants in professional liability claims related to our former owned and operated facilities. Other third-party managers responsible for the day-to-day operations of these facilities have also been named as defendants in these claims. In these suits, patients of certain previously owned and operated facilities have alleged significant damages, including punitive damages against the defendants. The majority of these lawsuits representing the most significant amount of exposure were settled in 2004. There currently is one lawsuit pending that is in the discovery stage, and we are unable to predict the likely outcome of this lawsuit at this time.

NOTE 9 - DISCONTINUED OPERATIONS

Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires the presentation of the net operating results of facilities sold during 2006 and 2007 or currently classified as held-for-sale as income from discontinued operations for all periods presented.

The following table summarizes the results of operations of facilities sold or held-for-sale during the three-month periods ended March 31, 2007 and 2006, respectively.

	Three Months Ended
	March 31,
	2007	2006
	(in thousands)
Revenues
Rental income	$32	$93
Other income	—	—
Subtotal revenues	32	93
Expenses
Depreciation and amortization	—	42
General and administrative	3	1
Provision for impairment	—	121
Subtotal expenses	3	164

Income (loss) before loss on sale of assets	29	(71)
Gain (loss) on assets sold - net	1,597	(248)
Discontinued operations	$1,626	$(319)

During the first quarter of 2007, we sold four properties (two in Indiana, one in Arkansas and one in Illinois) for approximately $4.4 million and recorded a gain of $1.6 million. The facilities generated approximately $0.4 million in revenues in fiscal year 2006.

NOTE 10 - EARNINGS PER SHARE

We calculate basic and diluted earnings per common share (“EPS”) in accordance with FAS No. 128, Earnings Per Share. The computation of basic EPS is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the relevant period. Diluted EPS is computed using the treasury stock method, which is net income divided by the total weighted-average number of common outstanding shares plus the effect of dilutive common equivalent shares during the respective period. Dilutive common shares reflect the assumed issuance of additional common shares pursuant to certain of our share-based compensation plans, including stock options, restricted stock and restrictive stock units.

The following tables set forth the computation of basis and diluted earnings per share:

	Three Months Ended March 31,
	2007	2006
	(in thousands, except per share amounts)
Numerator:
Income from continuing operations	$19,033	$10,494
Preferred stock dividends	(2,481)	(2,481)
Numerator for income available to common from continuing operations - basic and diluted	16,552	8,013
Discontinued operations	1,626	(319)
Numerator for net income available to common per share - basic and diluted	$18,178	$7,694
Denominator:
Denominator for basic earnings per share	60,094	57,412
Effect of dilutive securities:
Restricted stock	—	42
Stock option incremental shares	24	20
Denominator for diluted earnings per share	60,118	57,474

Earnings per share - basic:
Income available to common from continuing operations	0.28	0.14
Income (loss) from discontinued operations	0.02	(0.01)
Net income available to common	0.30	0.13
Earnings per share - diluted:
Income available to common from continuing operations	0.28	0.14
Income (loss) from discontinued operations	0.02	(0.01)
Net income available to common	0.30	0.13

NOTE 11 - SUBSEQUENT EVENT

Issuance of Common Stock

On April 3, 2007, we closed an underwritten public offering of 7,130,000 shares of Omega common stock at $16.75 per share, less underwriting discounts. The sale included 930,000 shares sold in connection with the exercise of an over-allotment option granted to the underwriters. We received approximately $113.5 million in net proceeds from the sale of the shares, after deducting underwriting discounts and before estimated offering expenses. UBS Investment Bank acted as sole book-running manager for the offering. Banc of America Securities LLC, Deutsche Bank Securities and Stifel Nicolaus acted as co-managers for the offering. The net proceeds were used to repay indebtness under our Credit Agreement.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Statements, Reimbursement Issues and Other Factors Affecting Future Results

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this document. This document contains forward-looking statements within the meaning of the federal securities laws, including statements regarding potential financings and potential future changes in reimbursement. These statements relate to our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements other than statements of historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including, but not limited to, terms such as “may,” “will,” “anticipates,” “expects,” “believes,” “intends,” “should” or comparable terms or the negative thereof. These statements are based on information available on the date of this filing and only speak as to the date hereof and no obligation to update such forward-looking statements should be assumed. Our actual results may differ materially from those reflected in the forward-looking statements contained herein as a result of a variety of factors, including, among other things:

(i)	those items discussed under “Risk Factors” in Item 1A to our annual report on Form 10-K for the year ended December 31, 2006;
(ii)	uncertainties relating to the business operations of the operators of our assets, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels;
(iii)
the ability of any operators in bankruptcy to reject unexpired lease obligations, modify the terms of our mortgages and impede our ability to collect unpaid rent or interest during the process of a bankruptcy proceeding and retain security deposits for the debtors’ obligations;

(iv)	our ability to sell closed assets on a timely basis and on terms that allow us to realize the carrying value of these assets;
(v)	our ability to negotiate appropriate modifications to the terms of our credit facility;
(vi)	our ability to manage, re-lease or sell any owned and operated facilities;
(vii)	the availability and cost of capital;
(viii)	competition in the financing of healthcare facilities;
(ix)	regulatory and other changes in the healthcare sector;
(x)	the effect of economic and market conditions generally and, particularly, in the healthcare industry;
(xi)	changes in interest rates;
(xii)	the amount and yield of any additional investments;
(xiii)	changes in tax laws and regulations affecting real estate investment trusts;
(xiv)	our ability to maintain our status as a real estate investment trust; and
(xv)	changes in the ratings of our debt and preferred securities.

Overview

Our portfolio of investments at March 31, 2007, consisted of 235 healthcare facilities, located in 27 states and operated by 31 third-party operators. Our gross investment in these facilities totaled approximately $1.3 billion at March 31, 2007, with 98% of our real estate investments related to long-term healthcare facilities. This portfolio is made up of 222 long-term healthcare facilities and two rehabilitation hospitals owned and leased to third parties and fixed rate mortgages on nine long-term healthcare facilities and two facilities held for sale. At March 31, 2007, we also held other investments of approximately $21 million, consisting primarily of secured loans to third-party operators of our facilities.

Medicare Reimbursement

All of our properties are used as healthcare facilities; therefore, we are directly affected by the risk associated with the healthcare industry. Our lessees and mortgagors, as well as any facilities that may be owned and operated for our own account from time to time, derive a substantial portion of their net operating revenues from third-party payors, including the Medicare and Medicaid programs. These programs are highly regulated by federal, state and local laws, rules and regulations and are subject to frequent and substantial change.

In 1997, the Balanced Budget Act significantly reduced spending levels for the Medicare and Medicaid programs, in part because the legislation modified the payment methodology for skilled nursing facilities (“SNFs”) by shifting payments for services provided to Medicare beneficiaries from a reasonable cost basis to a prospective payment system. Under the prospective payment system, SNFs are paid on a per diem prospective case-mix adjusted basis for all covered services. Implementation of the prospective payment system has affected each long-term care facility to a different degree, depending upon the amount of revenue such facility derives from Medicare patients.

Legislation adopted in 1999 and 2000 provided for a few temporary increases to Medicare payment rates, but these temporary increases have since expired. Specifically, in 1999 the Balanced Budget Refinement Act included a 4% across-the-board increase of the adjusted federal per diem payment rates for all patient acuity categories (known as “Resource Utilization Groups” or “RUGs”) that were in effect from April 2000 through September 30, 2002. In 2000, the Benefits Improvement and Protection Act included a 16.7% increase in the nursing component of the case-mix adjusted federal periodic payment rate, which was implemented in April 2000 and also expired October 1, 2002. The October 1, 2002 expiration of these temporary increases has had an adverse impact on the revenues of the operators of SNFs and has negatively impacted some operators’ ability to satisfy their monthly lease or debt payments to us.

The Balanced Budget Refinement Act and the Benefits Improvement and Protection Act also established temporary increases, beginning in April 2001, to Medicare payment rates to SNFs that were designated to remain in place until the Centers for Medicare and Medicaid Services (“CMS”), implemented refinements to the existing RUG case-mix classification system to more accurately estimate the cost of non-therapy ancillary services. The Balanced Budget Refinement Act provided for a 20% increase for 15 RUG categories until CMS modified the RUG case-mix classification system. The Benefits Improvement and Protection Act modified this payment increase by reducing the 20% increase for three of the 15 RUGs to a 6.7% increase and instituting an additional 6.7% increase for eleven other RUGs.

On August 4, 2005, CMS published a final rule, effective October 1, 2005, establishing Medicare payments for SNFs under the prospective payment system for federal fiscal year 2006 (October 1, 2005 to September 30, 2006). The final rule modified the RUG case-mix classification system and added nine new categories to the system, expanding the number of RUGs from 44 to 53. The implementation of the RUG refinements triggered the expiration of the temporary payment increases of 20% and 6.7% established by the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act, respectively.

Additionally, CMS announced updates in the final rule to reimbursement rates for SNFs in federal fiscal year 2006 based on an increase in the “full market-basket” of 3.1%. In the August 4, 2005 notice, CMS estimated that the increases in Medicare reimbursements to SNFs arising from the refinements to the prospective payment system and the market basket update under the final rule would offset the reductions stemming from the elimination of the temporary increases during federal fiscal year 2006. CMS estimated that there would be an overall increase in Medicare payments to SNFs totaling $20 million in fiscal year 2006 compared to 2005.

On July 27, 2006, CMS posted a notice updating the payment rates to SNFs for fiscal year 2007 (October 1, 2006 to September 30, 2007). The market basket increase factor is 3.1% for 2007. CMS estimates that the payment update will increase aggregate payments to SNFs nationwide by approximately $560 million in fiscal year 2007 compared to 2006.

Nonetheless, we cannot accurately predict what effect, if any, these changes will have on our lessees and mortgagors in 2007 and beyond. These changes to the Medicare prospective payment system for SNFs, including the elimination of temporary increases, could adversely impact the revenues of the operators of nursing facilities and could negatively impact the ability of some of our lessees and mortgagors to satisfy their monthly lease or debt payments to us.

A 128% temporary increase in the per diem amount paid to SNFs for residents who have AIDS took effect on October 1, 2004. This temporary payment increase arose from the Medicare Prescription Drug Improvement and Modernization Act of 2003, or the Medicare Modernization Act. Although CMS also noted that the AIDS add-on was not intended to be permanent, the July 2006 notice updating payment rates for SNFs for fiscal year 2007 indicated that the increase will continue to remain in effect for fiscal year 2007.

A significant change enacted under the Medicare Modernization Act is the creation of a new prescription drug benefit, Medicare Part D, which went into effect January 1, 2006. The significant expansion of benefits for Medicare beneficiaries arising under the expanded prescription drug benefit could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts for our operators. As part of this new program, the prescription drug benefits for patients who are dually eligible for both Medicare and Medicaid are being transitioned from Medicaid to Medicare, and many of these patients reside in long-term care facilities. The Medicare program experienced significant operational difficulties in transitioning prescription drug coverage for this population when the benefit went into effect on January 1, 2006, although it is unclear whether or how issues involving Medicare Part D might have any direct financial impacts on our operators.

On February 8, 2006, the President signed into law a $39.7 billion budget reconciliation package called the Deficit Reduction Act of 2005 (“Deficit Reduction Act”), to lower the federal budget deficit. The Deficit Reduction Act included estimated net savings of $8.3 billion from the Medicare program over 5 years.

The Deficit Reduction Act contained a provision reducing payments to SNFs for allowable bad debts. Previously, Medicare reimbursed SNFs for 100% of beneficiary bad debt arising from unpaid deductibles and coinsurance amounts. In 2003, CMS released a proposed rule seeking to reduce bad debt reimbursement rates for certain providers, including SNFs, by 30% over a three-year period. Subsequently, in early 2006 the Deficit Reduction Act reduced payments to SNFs for allowable bad debts by 30% effective October 1, 2005 for those individuals not dually eligible for Medicare and Medicaid. Bad debt payments for the dually eligible population will remain at 100%. Consistent with this legislation, CMS finalized its 2003 proposed rule on August 18, 2006, and the regulations became effective on October 1, 2006. CMS estimates that implementation of this bad debt provision will result in a savings to the Medicare program of $490 million from FY 2006 to FY 2010. These reductions in Medicare payments for bad debt could have a material adverse effect on our operators’ financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

The Deficit Reduction Act also contained a provision governing the therapy caps that went into place under Medicare on January 1, 2006. The therapy caps limit the physical therapy, speech-language therapy and occupation therapy services that a Medicare beneficiary can receive during a calendar year. The therapy caps were in effect for calendar year 1999 and then suspended by Congress for three years. An inflation-adjusted therapy limit ($1,590 per year) was implemented in September of 2002, but then once again suspended in December of 2003 by the Medicare Modernization Act. Under the Medicare Modernization Act, Congress placed a two-year moratorium on implementation of the caps, which expired at the end of 2005.

The inflation-adjusted therapy caps are set at $1,780 for calendar year 2007. These caps do not apply to therapy services covered under Medicare Part A in a SNF, although the caps apply in most other instances involving patients in SNFs or long-term care facilities who receive therapy services covered under Medicare Part B. The Deficit Reduction Act permitted exceptions in 2006 for therapy services to exceed the caps when the therapy services are deemed medically necessary by the Medicare program. The Tax Relief and Health Care Act of 2006, signed into law on December 20, 2006, extends these exceptions through December 31, 2007. Future and continued implementation of the therapy caps could have a material adverse effect on our operators’ financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

In general, we cannot be assured that federal reimbursement will remain at levels comparable to present levels or that such reimbursement will be sufficient for our lessees or mortgagors to cover all operating and fixed costs necessary to care for Medicare and Medicaid patients. We also cannot be assured that there will be any future legislation to increase Medicare payment rates for SNFs, and if such payment rates for SNFs are not increased in the future, some of our lessees and mortgagors may have difficulty meeting their payment obligations to us.

Medicaid and Other Third-Party Reimbursement

Each state has its own Medicaid program that is funded jointly by the state and federal government. Federal law governs how each state manages its Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit the needs and resources of their citizens. Currently, Medicaid is the single largest source of financing for long-term care in the United States. Rising Medicaid costs and decreasing state revenues caused by recent economic conditions have prompted an increasing number of states to cut or consider reductions in Medicaid funding as a means of balancing their respective state budgets. Existing and future initiatives affecting Medicaid reimbursement may reduce utilization of (and reimbursement for) services offered by the operators of our properties.

In recent years, many states have announced actual or potential budget shortfalls. As a result of these budget shortfalls, many states have announced that they are implementing or considering implementing “freezes” or cuts in Medicaid reimbursement rates, including rates paid to SNF and long-term care providers, or reductions in Medicaid enrollee benefits, including long-term care benefits. We cannot predict the extent to which Medicaid rate freezes, cuts or benefit reductions ultimately will be adopted, the number of states that will adopt them or the impact of such adoption on our operators. However, extensive Medicaid rate cuts, freezes or benefit reductions could have a material adverse effect on our operators’ liquidity, financial condition and operations, which could adversely affect their ability to make lease or mortgage payments to us.

The Deficit Reduction Act included $4.7 billion in estimated savings from Medicaid and the State Children’s Health Insurance Program over five years. The Deficit Reduction Act gave states the option to increase Medicaid cost-sharing and reduce Medicaid benefits, accounting for an estimated $3.2 billion in federal savings over five years. The remainder of the Medicaid savings under the Deficit Reduction Act comes primarily from changes to prescription drug reimbursement ($3.9 billion in savings over five years) and tightened policies governing asset transfers ($2.4 billion in savings over five years).

Asset transfer policies, which determine Medicaid eligibility based on whether a Medicaid applicant has transferred assets for less than fair value, became more restrictive under the Deficit Reduction Act, which extended the look-back period to five years, moved the start of the penalty period and made individuals with more than $500,000 in home equity ineligible for nursing home benefits (previously, the home was excluded as a countable asset for purposes of Medicaid eligibility). These changes could have a material adverse effect on our operators’ financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

Additional reductions in federal funding are expected for some state Medicaid programs as a result of changes in the percentage rates used for determining federal assistance on a state-by-state basis. Legislation has been introduced in Congress that would partially mitigate the reductions for some states that would experience significant reductions in federal funding, although whether Congress will enact this or other legislation remains uncertain.

Finally, private payors, including managed care payors, increasingly are demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk of operating a healthcare facility. Efforts to impose greater discounts and more stringent cost controls are expected to continue. Any changes in reimbursement policies that reduce reimbursement levels could adversely affect the revenues of our lessees and mortgagors, thereby adversely affecting those lessees’ and mortgagors’ abilities to make their monthly lease or debt payments to us.

Fraud and Abuse Laws and Regulations

There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, and failing to refund overpayments or improper payments. The federal and state governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. Penalties for healthcare fraud have been increased and expanded over recent years, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. The Office of the Inspector General for the U.S. Department of Health and Human Services (“OIG-HHS”), has described a number of ongoing and new initiatives for 2007 to study instances of potential overbilling and/or fraud in SNFs and nursing homes under both Medicare and Medicaid. The OIG-HHS, in cooperation with other federal and state agencies, also continues to focus on the activities of SNFs in certain states in which we have properties.

In addition, the federal False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government’s recovery. Because of these monetary incentives, these so-called ‘‘whistleblower’’ suits have become more frequent. Some states currently have statutes that are analogous to the federal False Claims Act. The Deficit Reduction Act encourages additional states to enact such legislation and may encourage increased enforcement activity by permitting states to retain 10% of any recovery for that state’s Medicaid program if the enacted legislation is at least as rigorous as the federal False Claims Act. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator’s ability to make lease or mortgage payments to us or to continue operating its facility.

Legislative and Regulatory Developments

Each year, legislative and regulatory proposals are introduced or proposed in Congress and state legislatures as well as by federal and state agencies that, if implemented, could result in major changes in the healthcare system, either nationally or at the state level. In addition, regulatory proposals and rules are released on an ongoing basis that may have major impacts on the healthcare system generally and the industries in which our operators do business. Legislative and regulatory developments can be expected to occur on an ongoing basis at the local, state and federal levels that have direct or indirect impacts on the policies governing the reimbursement levels paid to our facilities by public and private third-party payors, the costs of doing business and the threshold requirements that must be met for facilities to continue operation or to expand.

The Medicare Modernization Act, which is one example of such legislation, was enacted in December 2003. The significant expansion of other benefits for Medicare beneficiaries under this Act, such as the prescription drug benefit, could create financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts on our operators. Although the creation of a prescription drug benefit for Medicare beneficiaries was expected to generate fiscal relief for state Medicaid programs, the structure of the benefit and costs associated with its implementation may mitigate the relief for states that originally was anticipated.

The Deficit Reduction Act is another example of such legislation. The provisions in the legislation designed to create cost savings from both Medicare and Medicaid could diminish reimbursement for our operators under both Medicare and Medicaid.

CMS also launched, in 2002, the Nursing Home Quality Initiative program in 2002, which requires nursing homes participating in Medicare to provide consumers with comparative information about the quality of care at the facility. In the fall of 2007, CMS plans to initiate a new quality campaign, Advancing Excellence for America’s Nursing Home Residents, to be conducted over the next two years with the ultimate goal being improvement in quality of life and efficiency of care delivery. In the event any of our operators do not maintain the same or superior levels of quality care as their competitors, patients could choose alternate facilities, which could adversely impact our operators’ revenues. In addition, the reporting of such information could lead to reimbursement policies that reward or penalize facilities on the basis of the reported quality of care parameters.

In late 2005, CMS began soliciting public comments regarding a demonstration to examine pay-for-performance approaches in the nursing home setting that would offer financial incentives for facilities delivering high quality care. In June 2006, Abt Associates published recommendations for CMS on how to design this demonstration project. The two-year demonstration is slated to begin in October 2007 and will run through September 2009. Other proposals under consideration include efforts by individual states to control costs by decreasing state Medicaid reimbursements in the current or future fiscal years and federal legislation addressing various issues, such as improving quality of care and reducing medical errors throughout the health care industry. We cannot accurately predict whether specific proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Taxation

The following is a general summary of the material U.S. federal income tax considerations applicable to us and to the holders of our securities and our election to be taxed as a real estate investment trust (“REIT”). It is not tax advice. The summary is not intended to represent a detailed description of the U.S. federal income tax consequences applicable to a particular stockholder in view of any person’s particular circumstances, nor is it intended to represent a detailed description of the U.S. federal income tax consequences applicable to stockholders subject to special treatment under the federal income tax laws such as insurance companies, tax-exempt organizations, financial institutions, securities broker-dealers, investors in pass-through entities, expatriates and taxpayers subject to alternative minimum taxation.

The following discussion, to the extent it constitutes matters of law or legal conclusions (assuming the facts, representations, and assumptions upon which the discussion is based are accurate), accurately represents some of the material U.S. federal income tax considerations relevant to our securities. The sections of the Internal Revenue Code (the “Code”) relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The information in this section is based on the Code; current, temporary, and proposed Treasury regulations promulgated under the Code; the legislative history of the Code; current administrative interpretations and practices of the Internal Revenue Service (“IRS”); and court decisions, in each case, as of the date of this report. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings, which are not binding on the IRS, except with respect to the particular taxpayers who requested and received those rulings.

Taxation of Omega

General. We have elected to be taxed as a REIT, under Sections 856 through 860 of the Code, beginning with our taxable year ended December 31, 1992. Except with respect to the Advocat Inc. (“Advocat”) “related party tenant” issue described elsewhere in this report, we believe that we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code and we intend to continue to operate in such a manner, but no assurance can be given that we have operated or will be able to continue to operate in a manner so as to qualify or remain qualified as a REIT.

The sections of the Code that govern the federal income tax treatment of a REIT are highly technical and complex. The following sets forth the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to stockholders. However, we will be subject to federal income tax as follows: First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that if we have a net capital gain, we will be taxed at regular corporate rates on our undistributed REIT taxable income, computed without regard to net capital gain and the deduction for capital gains dividends, plus a 35% tax on undistributed net capital gain, if our tax as thus computed is less than the tax computed in the regular manner. Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference that we do not distribute or allocate to our stockholders. Third, if we have (i) net income from the sale or other disposition of “foreclosure property,” which is held primarily for sale to customers in the ordinary course of business, or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest regular corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by us, (i.e., when we are acting as a dealer)), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute by the end of each year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, we will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary, or TRS, that are not conducted on an arm’s-length basis. Eighth, if we acquire any asset, which is defined as a “built-in gain asset” from a C corporation that is not a REIT (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the built-in gain asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period, which is defined as the “recognition period,” beginning on the date on which such asset was acquired by us, then, to the extent of the built-in gain (i.e., the excess of (a) the fair market value of such asset on the date such asset was acquired by us over (b) our adjusted basis in such asset on such date), our recognized gain will be subject to tax at the highest regular corporate rate. The results described above with respect to the recognition of built-in gain assume that we will not make an election pursuant to Treasury Regulations Section 1.337(d)-7(c)(5).

Requirements for qualification.  The Code defines a REIT as a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to the provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half year of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of its annual distributions to stockholders. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception in the case of condition (6).

Income tests. In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including generally “rents from real property,” interest on mortgages on real property and gains on sale of real property and real property mortgages, other than property described in Section 1221 of the Code) and income derived from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities other than property held for sale to customers in the ordinary course of business.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of the rent must not be based in whole or in part on the income or profits of any person. However, any amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner (actually or constructively) of 10% or more of the value of our stock, actually or constructively owns 10% or more of such tenant, which is defined as a related party tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from which we derive no revenue. We, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a taxable REIT subsidiary (“TRS”), which may provide customary and non-customary services to our tenants without tainting our rental income from the related properties. For our tax years beginning after 2004, rents for customary services performed by a TRS or that are received from a TRS and are described in Code Section 512(b)(3) no longer meet the 100% excise tax safe harbor. Instead, such payments avoid the excise tax if we pay the TRS at least 150% of its direct cost of furnishing such services.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, but only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles us to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property.

Prohibited transactions. We will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is primarily held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business.

Foreclosure property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•
that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•
on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•
on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•
which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

After the year 2000, the definition of foreclosure property was amended to include any “qualified health care property,” as defined in Code Section 856(e)(6) acquired by us as the result of the termination or expiration of a lease of such property. We have operated qualified healthcare facilities acquired in this manner for up to two years (or longer if an extension was granted). However, we do not currently own any property with respect to which we have made foreclosure property elections. Properties that we had taken back in a foreclosure or bankruptcy and operated for our own account were treated as foreclosure properties for income tax purposes, pursuant to Internal Revenue Code Section 856(e). Gross income from foreclosure properties was classified as “good income” for purposes of the annual REIT income tests upon making the election on the tax return. Once made, the income was classified as “good” for a period of three years, or until the properties were no longer operated for our own account. In all cases of foreclosure property, we utilized an independent contractor to conduct day-to-day operations in order to maintain REIT status. In certain cases we operated these facilities through a taxable REIT subsidiary. For those properties operated through the taxable REIT subsidiary, we utilized an eligible independent contractor to conduct day-to-day operations to maintain REIT status. As a result of the foregoing, we do not believe that our participation in the operation of nursing homes increased the risk that we will fail to qualify as a REIT. Through our 2005 taxable year, we had not paid any tax on our foreclosure property because those properties had been producing losses. We cannot predict whether, in the future, our income from foreclosure property will be significant and/or whether we could be required to pay a significant amount of tax on that income.

Hedging transactions. From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of that contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Accordingly, our income and gain from our interest rate swap agreements generally is qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We have structured and intend to continue to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. For tax years beginning after 2004, we will no longer include income from hedging transactions in gross income (i.e., not included in either the numerator or the denominator) for purposes of the 95% gross income test.

TRS income. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of securities of one or more TRSs. However, a TRS does not include a corporation which directly or indirectly (i) operates or manages a health care (or lodging) facility, or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which a health care (or lodging) facility is operated. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We have made a TRS election with respect to Bayside Street II, Inc. That entity will pay corporate income tax on its taxable income and its after-tax net income will be available for distribution to us.

Failure to satisfy income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will be generally available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability and we would file a schedule with descriptions of each item of gross income that caused the failure.

Related Party Tenant Issue. In the fourth quarter of 2006, we were advised by tax counsel that, due to certain provisions of the Series B preferred stock issued to us by Advocat in 2000 in connection with a restructuring, Advocat may be considered to be a “related party tenant” under the rules applicable to REITs and, in such event, rental income received by us from Advocat would not be qualifying income for purposes of the REIT gross income tests. The applicable federal income tax rules provide a “savings clause” for REITs that fail to satisfy the REIT gross income tests if such a failure is due to reasonable cause.

While we believe that there are valid arguments that Advocat should not be a “related party tenant,” if Advocat is so treated, we would have failed to satisfy the 95% gross income tests during certain prior taxable years. Such a failure would have prevented us from maintaining REIT tax status during such years and from re-electing tax status for a number of taxable years. In such event, our failure to satisfy the REIT gross income tests would not result in the loss of REIT status, however, if the failure was due to reasonable cause and not to willful neglect, and we pay a tax on the non-qualifying income. Accordingly, on the advice of tax counsel in order to resolve the matter, minimize potential penalties, and obtain assurances regarding our continued REIT tax status, we submitted to the IRS a request for a closing agreement on December 15, 2006, which agreement would conclude that any failure to satisfy the gross income tests would be due to reasonable cause and not to willful neglect. Since that time, we have had ongoing conversations with the IRS and we have submitted additional documentation in furtherance of the issuance of a closing agreement, but, to date, we have not yet entered into a closing agreement with respect to the related party tenant issue with the IRS. We intend to continue to pursue a closing agreement with the IRS. In the event that it is determined that the “savings clause” described above does not apply, we could be treated as having failed to qualify as a REIT for one or more taxable years. If we fail to qualify for taxation as a REIT for any taxable year, our income will be taxed at regular corporate rates, and we could be disqualified as a REIT for the following four taxable years.

As a result of the potential related party tenant issue described above, we have recorded a $2.3 million and $2.4 million provision for income taxes, including related interest expense, for the year ended December 31, 2006 and 2005, respectively. The amount accrued represents the estimated liability and interest, which remains subject to final resolution and therefore is subject to change. In addition, in October 2006, we restructured our Advocat relationship and have been advised by tax counsel that we will not receive any non-qualifying related party tenant income from Advocat in future fiscal years. Accordingly, we do not expect to incur tax expense associated with related party tenant income in future periods commencing January 1, 2007, assuming we enter into a closing agreement with the IRS that recognizes that reasonable cause existed for any failure to satisfy the REIT gross income tests as explained above.

Asset tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our company), cash, cash items and government securities. Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities. Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs. Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests the term “securities” does not include our equity or debt securities of a qualified REIT subsidiary or TRS or our equity interest in any partnership, since we are deemed to own our proportionate share of each asset of any partnership of which we are a partner. Furthermore, for purposes of determining whether we own more than 10% of the value of only one issuer’s outstanding securities, the term “securities” does not include: (i) any loan to an individual or an estate; (ii) any Code Section 467 rental agreement; (iii) any obligation to pay rents from real property; (iv) certain government issued securities; (v) any security issued by another REIT; and (vi) our debt securities in any partnership, not otherwise excepted under (i) through (v) above, (A) to the extent of our interest as a partner in the partnership or (B) if 75% of the partnership’s gross income is derived from sources described in the 75% income test set forth above.

We may own up to 100% of the stock of one or more TRSs. However, overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries (including stock in non-REIT C corporations) and other assets that are not qualifying assets for purposes of the 75% asset test. If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The nonqualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.

For our tax years beginning after 2004, subject to certain de minimis exceptions, we may avoid REIT disqualification in the event of certain failures under the asset tests, provided that (i) we file a schedule with a description of each asset that caused the failure, (ii) the failure was due to reasonable cause and not willful neglect, (iii) we dispose of the assets within 6 months after the last day of the quarter in which the identification of the failure occurred (or the requirements of the rules are otherwise met within such period), and (iv) we pay a tax on the failure equal to the greater of (A) $50,000 per failure, and (B) the product of the net income generated by the assets that caused the failure for the period beginning on the date of the failure and ending on the date we dispose of the asset (or otherwise satisfy the requirements) multiplied by the highest applicable corporate tax rate.

Annual distribution requirements. In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

• 85% of our REIT ordinary income for such year;

• 95% of our REIT capital gain income for such year; and

• any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. We may also be entitled to pay and deduct deficiency dividends in later years as a relief measure to correct errors in determining our taxable income. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

The availability to us of, among other things, depreciation deductions with respect to our owned facilities depends upon the treatment by us as the owner of such facilities for federal income tax purposes, and the classification of the leases with respect to such facilities as “true leases” rather than financing arrangements for federal income tax purposes. The questions of whether we are the owner of such facilities and whether the leases are true leases for federal tax purposes are essentially factual matters. We believe that we will be treated as the owner of each of the facilities that we lease, and such leases will be treated as true leases for federal income tax purposes. However, no assurances can be given that the IRS will not successfully challenge our status as the owner of our facilities subject to leases, and the status of such leases as true leases, asserting that the purchase of the facilities by us and the leasing of such facilities merely constitute steps in secured financing transactions in which the lessees are owners of the facilities and we are merely a secured creditor. In such event, we would not be entitled to claim depreciation deductions with respect to any of the affected facilities. As a result, we might fail to meet the 90% distribution requirement or, if such requirement is met, we might be subject to corporate income tax or the 4% excise tax.

Other Failures. We may avoid disqualification in the event of a failure to meet certain requirements for REIT qualification, other than the 95% and 75% gross income tests, the rules with respect to ownership of securities of more than 10% of a single issuer, and the new rules provided for failures of the asset tests, if the failures are due to reasonable cause and not willful neglect, and if the REIT pays a penalty of $50,000 for each such failure.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible and our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. Failure to qualify could result in our incurring indebtedness or liquidating investments in order to pay the resulting taxes.

Other Tax Matters

We own and operate a number of properties through qualified REIT subsidiaries, (“QRSs”). The QRSs are treated as qualified REIT subsidiaries under the Code. Code Section 856(i) provides that a corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the tests for REIT qualification described in this prospectus under the heading “Taxation of Omega,” the QRSs will be ignored, and all assets, liabilities and items of income, deduction, and credit of such QRSs will be treated as our assets, liabilities and items of income, deduction, and credit.

In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and a summary of our significant accounting policies is included in Note 2 - Summary of Significant Accounting Policies to our annual report on Form 10-K for the year ended December 31, 2006. Our preparation of the financial statements requires us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such difference may be material to the consolidated financial statements. We have described our most critical accounting policies in our 2006 annual report on Form 10-K in Item 7, Management Discussion and Analysis of Financial Condition and Results of Operations. During the first quarter of 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (“FAS No. 109”), “Accounting for Income Taxes.” The following discussion provides additional information about the effect on the consolidated financial statements of judgments and estimates related to our policy regarding uncertainty in income taxes.

Effective January 1, 2007, we adopted the provision of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, by defining a criterion that an individual tax position must meet for any part of that position to be recognized in an enterprise’s financial statements. The interpretation requires a review of all tax positions accounted for in accordance with FAS No. 109 and applies a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority that has full knowledge of all relevant information. Subsequent recognition, derecognition, and measurement is based on management’s judgment given the facts, circumstances and information available at the reporting date. We have evaluated FIN 48 and determined that FIN 48 has no impact to our financial statements.

Recent Accounting Pronouncement:

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS No. 157”). This standard defines fair value, establishes a methodology for measuring fair value and expands the required disclosure for fair value measurements. FAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and we intend to adopt the standard on January 1, 2008. We are currently evaluating the impact, if any, that FAS No. 157 will have on our financial statements.

Results of Operations

The following is our discussion of the consolidated results of operations, financial position and liquidity and capital resources, which should be read in conjunction with our unaudited consolidated financial statements and accompanying notes.

Three Months Ended March 31, 2007 and 2006

Operating Revenues

Our operating revenues for the three months ended March 31, 2007 totaled $42.7 million, an increase of $10.6 million, over the same period in 2006. The $10.6 million increase was primarily the result of additional rental income due to the third quarter 2006 acquisition of 30 SNFs and one independent living center from Litchfield Investment Company, LLC (“Litchfield”) and a change in accounting estimate related to one of our operators. As more fully disclosed in Note 2 - Properties, during the first quarter of 2007, we determined that we should reverse approximately $5.0 million of allowance previously established for straight-line rent, as a result of an improvement in one of our operator’s financial condition.

Operating Expenses

Operating expenses for the three months ended March 31, 2007 totaled $11.4 million, an increase of approximately $1.5 million over the same period in 2006. The increase was primarily due to additional depreciation expense resulting from the third quarter 2006 acquisition of the Litchfield facilities.

Other Income (Expense)

For the three months ended March 31, 2007, our total other expenses were $12.3 million, as compared to $11.2 million for the same period in 2006, an increase of $1.1 million. The $1.1 million increase primarily due to the following:

•
Interest expense, excluding amortization of deferred financing costs and refinancing related interest expenses, increased $2.2 million to $11.8 million for the three months ended March 31, 2007, from $9.6 million for the same period 2006. The increase of $2.2 million was primarily due to the additional debt outstanding as a result of the third quarter acquisition of the Litchfield facilities.

•
For the three months ended March 31, 2006, we recorded a non-cash charge of approximately $2.7 million relating to the write-off of deferred financing costs associated with the termination of our old credit facility, and $0.8 million non-cash charge associated with the redemption of the remaining 20.7% of our $100 million aggregate principal amount of 6.95% unsecured notes due 2007.

•
For the three months ended March 31, 2006, we recorded a non-cash $2.4 million mark-to-market adjustment to reflect the increase in fair value of our derivative instrument (i.e., the conversion feature of the redeemable convertible preferred stock we held in Advocat, a publicly traded company).

Taxes

As more fully disclosed in Note 5 - Taxes and in our December 31, 2006 Form 10-K, filed with the Securities and Exchange Commission (the “SEC”), we identified a related party tenant issue which could have been interpreted as affecting our compliance with federal income tax rules applicable to REITs regarding related party tenant income. During the fourth quarter of 2006, we restructured our agreement with the tenant eliminating the related party tenant income issue. As a result of the related party tenant issue in 2006, we recorded income tax expense of $0.5 million for the three months ended March 31, 2006.

So long as we qualify as a REIT and, among other things, we distribute 90% of our taxable income, we will not be subject to Federal income taxes on our income, except as described below. For tax year 2006, preferred and common dividend payments of approximately $67 million made throughout 2006 satisfy the 2006 REIT requirements relating to qualifying income. We are permitted to own up to 100% of a “taxable REIT subsidiary” (“TRS”). Currently, we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates. These TRSs had net operating loss carry-forwards as of March 31, 2007 of $12 million. These loss carry-forwards were fully reserved with a valuation allowance due to uncertainties regarding realization. We recorded interest and penalty charges associated with tax matters as income tax expense.

Income from continuing operations

Income from continuing operations for the three months ended March 31, 2007 was $19.0 million compared to $10.5 million for the same period in 2006. The increase in income from continuing operations is the result of the factors described above.

Gain/Loss from Discontinued Operations

For the three months ended March 31, 2007, we recorded a gain of $1.6 million compared to a loss of $0.3 million in the same period last year. The first quarter 2007 gain relates primarily to the sale of two assisted living facilities (“ALFs”) in Indiana. The first quarter 2006 loss relates primarily to the sale of a SNF in Illinois.

Funds From Operations

Our funds from operations available to common stockholders (“FFO”), for the three months ended March 31, 2007, was $25.4 million, compared to $15.5 million, for the same period in 2006.

We calculate and report FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts (“NAREIT”), and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other real estate investment trusts (“REITs”) that do not use the same definition or implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial statements in evaluating our financial performance under GAAP, and FFO should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

The following table presents our FFO results reflecting the impact of asset impairment charges (the SEC's interpretation) for the three months ended March 31, 2007 and 2006:

	Three Months Ended
	March 31,
	2007	2006
	(in thousands)
Net income available to common	$18,178	$7,694
Add back loss (deduct gain) from real estate dispositions	(1,597)	248
	16,581	7,942
Elimination of non-cash items included in net income:
Depreciation and amortization	8,799	7,527
Funds from operations available to common stockholders	$25,380	$15,469

Portfolio Developments, New Investments and Recent Developments

Below is a brief description, by third-party operator, of our re-leasing, restructuring or new investment transactions that occurred during the three months ended March 31, 2007.

Advocat

We continuously evaluate the payment history and financial strength of our operators and have historically established allowance reserves for straight-line rent adjustments for operators that do not meet our internal revenue requirements. We consider factors such as payment history, the operator’s financial condition as well as current and future anticipated operating trends and regulatory impacts on our operators when evaluating whether to establish allowances.

We have reviewed Advocat’s financial statements annually and noted that since 2000 Advocat’s external auditors issued Advocat a “going concern” opinion. We reviewed Advocat’s 2006 annual report and noted that Advocat was issued a “clean” opinion by its external auditors (i.e., the auditors removed the going concern qualification). We also reviewed Advocat’s financial statements and noted an improvement in its financial condition. As a result, we determined that we should reverse approximately $5.0 million of allowance previously established for straight line rent. This change in estimate resulted in an additional $0.08 per share of income from continuing operations and net income for the quarter.

Haven Eldercare, LLC

In conjunction with the application of FIN 46R, we consolidated the financial statements and related real estate of this Haven entity into our financial statements. The impact of consolidating the Haven entity resulted in the following adjustments to our consolidated balance sheet as of March 31, 2007: (1) an increase in total gross investments of $39.0 million; (2) an increase in accumulated depreciation of $2.0 million; (3) an increase in accounts receivable of $0.2 million; (4) an increase in other long-term borrowings of $39.0 million; (5) and a reduction of $1.8 million in cumulative net earnings primarily due to increased depreciation expense. Our results of operation reflect the impact of the consolidation of the Haven entity for the three-month periods ended March 31, 2007 and March 31, 2006.

Assets Sold

•	For the three-month period ended March 31, 2007, we sold a SNF in Illinois, a SNF in Arkansas and two ALFs in Indiana resulting in a gain of approximately $1.6 million.

Held for Sale

•	We had two facilities held for sale as of March 31, 2007 with a net book value of approximately $0.8 million.

Liquidity and Capital Resources

At March 31, 2007, we had total assets of $1.2 billion, stockholders’ equity of $467.3 million and debt of $673.1 million, which represents approximately 59.0% of our total capitalization.

The following table shows the amounts due in connection with the contractual obligations described below as of March 31, 2007.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In millions)
Long-term debt (1)	$673.4	$0.4	$147.9	$0.8	$524.3
Other long-term liabilities	0.5	0.3	0.2	-	-
Total	$673.9	$0.7	$148.1	$0.8	$524.3

(1)
The $673.4 million includes $310 million aggregate principal amount of 7% Senior Notes due 2014, $175 million aggregate principal amount of 7% Senior Notes due 2016, $147.0 million in borrowings under the $255 million revolving senior secured credit facility that matures in March 2010 and Haven’s $39 million first mortgage with General Electric Capital Corporation that expires in 2012.

Financing Activities and Borrowing Arrangements

Bank Credit Agreements

At March 31, 2007, we had $147.0 million outstanding under our $255 million revolving senior secured credit facility (the “Credit Facility”) and $2.5 million was utilized for the issuance of letters of credit, leaving availability of $105.5 million. The $147.0 million of outstanding borrowings had a blended interest rate of 6.82% at March 31, 2007.

Pursuant to Section 2.01 of our Credit Agreement, dated as of March 31, 2006 (the “Credit Agreement”), that governs our Credit Facility, we were permitted under certain circumstances to increase our available borrowing base under the Credit Agreement from $200 million up to an aggregate of $300 million. Effective February 22, 2007, we exercised our right to increase the available revolving commitment under Section 2.01 of the Credit Agreement from $200 million to $255 million and we consented to add 18 of our properties to the borrowing base assets under the Credit Agreement.

Our long-term borrowings require us to meet certain property level financial covenants and corporate financial covenants, including prescribed leverage, fixed charge coverage, minimum net worth, limitations on additional indebtedness and limitations on dividend payouts. As of March 31, 2007, we were in compliance with all property level and corporate financial covenants.

7.130 Million Common Stock Offering

As previously announced, on April 3, 2007, we closed an underwritten public offering of 7,130,000 shares our common stock at $16.75 per share, less underwriting discounts. The sale included 930,000 shares sold in connection with the exercise of an over-allotment option granted to the underwriters. We received approximately $113.5 million in net proceeds from the sale of the shares, after deducting underwriting discounts and before estimated offering expenses. UBS Investment Bank acted as sole book-running manager for the offering. Banc of America Securities LLC, Deutsche Bank Securities and Stifel Nicolaus acted as co-managers for the offering. The net proceeds were used to repay indebtedness under our Credit Facility.

Dividends

In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if we dispose of any built-in gain asset during a recognition period, we will be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, our Credit Facility has certain financial covenants that limit the distribution of dividends paid during a fiscal quarter to no more than 95% of our aggregate cumulative FFO as defined in the Credit Agreement, unless a greater distribution is required to maintain REIT status. The Credit Agreement defines FFO as net income (or loss) plus depreciation and amortization and shall be adjusted for charges related to: (i) restructuring our debt; (ii) redemption of preferred stock; (iii) litigation charges up to $5.0 million; (iv) non-cash charges for accounts and notes receivable up to $5.0 million; (v) non-cash compensation related expenses; (vi) non-cash impairment charges; and (vii) tax liabilities in an amount not to exceed $8.0 million.

Common Dividends

On April 18, 2007, the Board of Directors declared a common stock dividend of $0.27 per share, an increase of $0.01 per common share compared to the prior quarter, to be paid May 15, 2007 to common stockholders of record on April 30, 2007.

On January 16, 2007, the Board of Directors declared a common stock dividend of $0.26 per share, an increase of $0.01 per common share compared to the prior quarter. The common dividend was paid February 15, 2007 to common stockholders of record on January 31, 2007.

Series D Preferred Dividends

On April 18, 2007, the Board of Directors declared the regular quarterly dividends for the 8.375% Series D Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) to stockholders of record on April 30, 2007. The stockholders of record of the Series D Preferred Stock on April 30, 2007 will be paid dividends in the amount of $0.52344 per preferred share on May 15, 2007. The liquidation preference for our Series D Preferred Stock is $25.00 per share. Regular quarterly preferred dividends for the Series D Preferred Stock represent dividends for the period February 1, 2007 through April 30, 2007.

On January 16, 2007, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid February 15, 2007 to preferred stockholders of record on January 31, 2007.

Liquidity

We believe our liquidity and various sources of available capital, including cash from operations, our existing availability under our Credit Facility and expected proceeds from mortgage payoffs are more than adequate to finance operations, meet recurring debt service requirements and fund future investments through the next twelve months.

We regularly review our liquidity needs, the adequacy of cash flow from operations, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

•  normal recurring expenses;
•  debt service payments;
•  preferred stock dividends;
•  common stock dividends; and
•  growth through acquisitions of additional properties.

The primary source of liquidity is our cash flows from operations. Operating cash flows have historically been determined by: (i) the number of facilities we lease or have mortgages on; (ii) rental and mortgage rates; (iii) our debt service obligations; and (iv) general and administrative expenses. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, especially to changes in interest rates. Changes in the capital markets environment may impact the availability of cost-effective capital and affect our plans for acquisition and disposition activity.

Cash and cash equivalents totaled $2.7 million as of March 31, 2007, an increase of $1.9 million as compared to the balance at December 31, 2006. The following is a discussion of changes in cash and cash equivalents due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows.

Operating Activities - Net cash flow from operating activities generated $21.3 million for the three months ended March 31, 2007, as compared to $23.7 million for the same period in 2006. The $2.4 million decrease was due primarily to the timing of interest payments year over year offset by additional revenue from the Litchfield acquisition. During the first quarter of 2007, we made $8.6 million in interest payments compared to $1.7 million in the first quarter of 2006.

Investing Activities - Net cash flow from investing activities was an inflow of $3.1 million for the three months ended March 31, 2007, as compared to an outflow of $2.9 million for the same period in 2006. The $6.0 million change in investing cash flow was primarily due to proceeds from the sale of properties of $3.7 million and the repayment of $1.1 million of notes receivable during the three months ended March 31, 2007. In the first quarter of 2006, we issued net notes receivable of $1.8 million.

Financing Activities - Net cash flow from financing activities was an outflow of $22.4 million for the three months ended March 31, 2007 as compared to an outflow of $24.3 million for the same period in 2006. The decrease in cash outflow from financing activities of $1.9 million was primarily a result of a reduction in net payments on our Credit Facility and other borrowings of $11.5 million, offset by an increase in dividend payment of $2.4 million compared to the same period last year and the reduction in dividend reinvestment proceeds of $7.6 million compared to the same period last year. For the three months ended March 31, 2007 we repaid net borrowings of $3.0 million compared to $14.5 million in the same period in 2006.

Item 3 - Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes, but we seek to mitigate the effects of fluctuations in interest rates by matching the term of new investments with new long-term fixed rate borrowing to the extent possible.

There were no material changes in our market risk during the three months ended March 31, 2007. For additional information, refer to Item 7A as presented in our annual report on Form 10-K for the year ended December 31, 2006.

Item 4 - Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this Form 10-Q, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2007. In making this evaluation, our management considered the matters relating to the restatement of our financial statements and the material weakness and the remediation thereof discussed below. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, solely as a result of the material weakness discussed below, our disclosure controls and procedures were not effective as of March 31, 2007 to ensure that material information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Material Weakness Previously Reported

As noted under Item 9A in Management’s Report on Internal Control over Financial Reporting in our Form 10-K for the year ended December 31, 2006, management determined that a material weakness in our internal control over financial reporting existed as of December 31, 2006. Management determined that as of December 31, 2006, we lacked sufficient internal control processes, procedures and personnel resources necessary to address accounting for certain complex and/or non-routine transactions. This material weakness resulted in errors in accounting for financial instruments, income taxes and straight-line rental revenue in our financial statements for the three years ended December 31, 2005 and in our interim financial statements for the quarterly periods ended March 31, 2006 and June 30, 2006 that were not prevented or detected on a timely basis.

Remediation of Previously Reported Material Weakness in Internal Control

During the three months ended March 31, 2007, we implemented the following changes in internal control of financial reporting:

•	We added a Chief Accounting Officer with technical accounting expertise;
•	We implemented a review process for all complex and/or non-routine accounting transactions; and
•	We implemented additional formalized communication processes between senior management and financial management with regard to transactions and business environment.

We believe we have taken the steps necessary to remediate the material weakness discussed above; however, we cannot confirm the effectiveness of our enhanced internal controls with respect to our accounting for certain complex and/or non-routine transactions until we have conducted sufficient testing. We anticipate that such testing will be completed in connection with management’s assessment of the effectiveness of our internal control over financial reporting to be included in our Annual Report on Form 10-K for the year ended December 31, 2007. Accordingly, we will continue to monitor the effectiveness of our accounting processes, procedures and controls relating to our accounting for certain complex and/or non-routine transactions and will make any further changes management deems appropriate.

Changes in Internal Controls.

Other than noted above in this Item 4, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) identified in connection with the evaluation of our internal controls performed during the first quarter of 2007 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

See Note 8 - Litigation to the Consolidated Financial Statements in PART I, Item 1 hereto, which is hereby incorporated by reference in response to this item.

Item 1A- Risk Factors

We filed our Annual Report on Form 10-K for the year ended December 31, 2006 with the Securities and Exchange Commission on February 23, 2007, which sets forth our risk factors in Item 1A therein. We have not experienced any material changes from the risk factors previously described therein.

Item 2 - Unregistered Sales of Equity Securities and Use of Proceeds

Our shares of Common Stock are traded on the New York Stock Exchange under the symbol “OHI.” During the three months ended March 31, 2007, we purchased 43,515 shares of our common stock from employees to pay the withholding taxes associated with the vesting of restricted stock awarded to our employees.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollars Amount) of Shares that May be Purchased Under these Plans or Programs

January 1, 2007 through January 31, 2007	43,515	$17.72	-	-
February 1, 2007 through February 28, 2007	-	-	-	-
March 1, 2007 through March 31, 2007	-	-	-	-

Total	43,515	$17.72	-	-

(1)
Represents shares purchased from employees to pay withholding taxes related to the vesting of restricted stock awarded to employees. These shares were not part of a publicly announced repurchase plan or program.

Item 5 - Other Information

Employment Agreement and Amendments to Employment Agreements. On May 7, 2007, we entered into an employment agreement with Michael Ritz regarding the terms and conditions of his employment as Chief Accounting Officer of the Company. Also on May 7, 2007, we amended the employment agreements for Taylor Pickett, Daniel Booth, Robert Stephenson and Lee Crabill (the “Other Executive Officers”). Copies of the employment agreement and amendments are attached to this Quarterly Report on Form 10-Q as Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5 and the following summary is qualified entirely by reference thereto. The significant features of the employment agreement with Michael Ritz and the amendments to the employment agreements with the Other Executive Officers are as follows:

•
Term. The term of the employment agreement with Michael Ritz is effective as of May 7, 2007 and will expire on December 31, 2010. The amendments to the Other Executive Officers’ employment agreements extend the term of their agreements until December 31, 2010. Previously, the employment agreements for the Other Executive Officers had a term that commenced in 2004 and expired on December 31, 2007 (the “2004 Employment Agreements”).

•
Annual Base Salary. The annual base salary set forth in the employment agreement with Mr. Ritz, effective May 7, 2007, and in each of the employment agreements with the Other Executive Officers, effective as of January 1, 2007 is as follows:

Name            Annual Base Salary

Pickett                 $530,500
Booth              $326,500
Stephenson                        $262,700
Crabill                          $253,400
Ritz                           $175,000

•
Annual Bonus. The employment agreement with Mr. Ritz and the employment agreements with the Other Executive Officers, as amended, provide that each officer shall be entitled to receive up to a specified percentage of his annual base salary, determined in the discretion of the compensation committee of our board of directors. The percentages for the Other Executive Officers remain the same as set forth in the 2004 Employment Agreements. The maximum annual bonus percentages for each officer are currently as follows:

  Name       Percentage
 Pickett             100%
     Booth                                   50%
                Stephenson                              50%
        Crabill                                    50%
                 Ritz                            35%, plus, for 2007 only, a guaranteed bonus of $40,000;

provided that the bonus opportunities for 2007, as specified in separate letters to the Other Executive Officers are:

        Name    Percentage
               Pickett          125%
               Booth                                                    75%
              Stephenson                   60%
              Crabill                                 60%

Each officer will be eligible for a prorated bonus if the officer’s employment is terminated during the year due to death. Otherwise, the officer will be eligible for a bonus only if the officer is employed by us on the date the bonus is paid, except that if the term of employment is not extended beyond December 31, 2010, the officer will be eligible for a bonus for 2010 if he is employed by us on December 31, 2010.

•
Severance. The employment agreement with Mr. Ritz provides that if Mr. Ritz’s employment is terminated by us without cause (as defined in the employment agreement) or he terminates his employment for good reason (as defined in the employment agreement), the Company will pay him cash compensation equal to the sum of annual base salary plus average annual bonus payable for the three completed fiscal years prior to his termination. Such payments will be made in installments over one year following his termination of employment. Payment of severance is contingent on Mr. Ritz providing a comprehensive release to us. Severance will not be paid if the term of the employment agreement expires, if he terminates employment upon or following expiration of the term of the employment agreement, or if his employment is terminated by us for cause.

The severance benefit for the Other Executive Officers remains the same as set forth in the 2004 Employment Agreements, except that the provision for the Company to pay a gross-up for the excise tax associated with parachute payments in connection with a change in control have been eliminated. Under the amendments to the employment agreements for the Other Executive Officers and Mr. Ritz’s employment agreement, if any payments would be subject to the excise tax associated with parachute payments in connection with a change in control, the severance payments (and any other payments or benefits) under any other agreements will be reduced to the maximum amount that can be paid without incurring an excise tax, but only if that would result in the officer retaining a larger after-tax amount.

•
Non-compete/Non-solicitation. During the period of employment and for one year thereafter, the employment agreement with Mr. Ritz and the employment agreements with the Other Executive Officers, as amended, provide that each officer is obligated not to provide managerial services or management consulting services substantially similar to those the officer provides for the Company to any business that competes with us. In addition, the officer is prohibited during the term of the employment agreement and for one year thereafter from soliciting clients with whom he had material contact to offer services substantially similar to those offered by the Company or to solicit management level or key executives of our Company to other employers. If the officer remains employed by us through December 31, 2010, the term expires at December 31, 2010, and as a result, there is no severance payable, then the non-compete and non-solicitation provisions shall also expire at December 31, 2010.

Restricted Stock Awards. On May 7, 2007, we granted restricted stock awards to Messrs. Pickett, Booth, Stephenson, Crabill and Ritz. The form of restricted stock award has been attached to this Quarterly Report on Form 10-Q as Exhibit 10.6 and the following summary is qualified entirely by reference thereto. The restricted stock awards are granted under the Omega Healthcare Investors, Inc. 2004 Stock Incentive Plan.

•	Number of Shares. The number of shares of restricted common stock issued to each of the officers under the restricted stock awards are as follows:

 Name              Shares
Pickett              114,394
Booth                       68,520
Stephenson             47,292
Crabill       42,225
Ritz       14,477

•
Vesting. Each restricted stock award vests one-seventh on December 31, 2007 and two-sevenths on each of December 31, 2008, December 31, 2009, and December 31, 2010, subject to continued employment on the vesting date. In addition, all restricted stock vests upon the officer’s death, disability, termination of employment by us without cause (as defined in the employment agreement), or if the officer voluntary quits for good reason (as defined in the employment agreement).

•	Dividends. Dividends are paid currently on unvested and vested shares. If unvested shares are forfeited, dividends that are paid after the date of the forfeiture are not paid on these shares.

Performance Restricted Stock Unit Awards. On May 7, 2007, we also awarded two types of performance restricted stock units (“PRSUs”) to Messrs. Pickett, Booth, Stephenson, Crabill and Ritz. The two types of PRSU awards differ in the manner in which each award vests, as described below in greater detail. There is a separate form of performance restricted stock unit award for each type of PRSU. Both forms have been attached to this Quarterly Report on Form 10-Q as Exhibit 10.7 and 10.8, and the following summary is qualified entirely by reference thereto. The PRSUs are granted under the Omega Healthcare Investors, Inc. 2004 Stock Incentive Plan.

•  Number of Units. The number of restricted stock units issued to each of the officers under the performance restricted stock awards are as follows:

  Name    Units with          Units with
           Annual Vesting   Three Year Vesting

Pickett          49,026        49,026
Booth           29,366        29,366
Stephenson                 20,268        20,268
Crabill       18,097        18,097
Ritz                                                7,239                       7,239

•  Vesting for Both Types of Awards Based on Total Shareholder Return. The first PRSUs grant is subject to ratable annual vesting one-third per year based on achievement of “Total Shareholder Return” (as described below) of 11% annualized through the applicable vesting date. The second PRSUs grant vests 100% at the end of three years based on a cumulative achievement of a Total Shareholder Return of 11%. Total Shareholder Return is determined by reference to the total aggregate increase in the stock price per share over the applicable performance period plus dividends per share paid during the performance period. In calculating Total Shareholder Return, the beginning of the performance period stock value will be based on the twenty day trailing average closing price prior to May 7, 2007, and the end of the performance period stock value will normally be based on the twenty day trailing average closing price as of the last day of the performance period.

•  Mechanics of Annual Vesting. The PRSUs with annual vesting vest at the rate of one-third on each of December 31, 2008, December 31, 2009, and December 31, 2010, but only if the Company has achieved a Total Shareholder Return on an annualized basis of at least 11%, compounded as of each December 31, for the period commencing on May 7, 2007 and ending on the applicable vesting date. The officer may catch-up on vesting that does not occur in a given year because of a missed hurdle if an 11% annualized cumulative Total Shareholder Return is achieved from May 7, 2007 through December 31, 2010.

•  Mechanics of Three Year Vesting. The Company must achieve Total Shareholder Return of 11% per year compounded in the same manner as described above for the PRSUs with annual vesting over the period from May 7, 2007 through December 31, 2010 for the PRSUs to vest.

•  Termination of Employment. In the event of the officer’s death, disability, termination of employment by the Company without cause, or voluntary resignation for good reason, the performance period for measuring Total Shareholder Return will end. If the Company has achieved a Total Shareholder Return of 11% per year compounded annually from May 7, 2007 through the date the performance period is so ended, all the unforfeited PRSUs will then vest. If the Total Shareholder Return goal has not been satisfied as of such date, the PRSUs will be forfeited.

•  Change in Control. If a change in control occurs before December 31, 2010, then the performance period for determining whether the Total Shareholder Return hurdle of 11%, annualized, has been achieved will end on the change in control date. The officer must be employed on the applicable vesting date for each type of PRSU award set forth above to vest. If the Company’s stock is bought for cash in the change in control, the PRSUs will be converted to a cash obligation, which will grow by the annual dividend yield of the Company for the last four quarters as of the date of the change in control until the date the shares attributable to vested PRSUs are distributable.

•  Dividend Equivalents. Dividend equivalents based on dividends paid to shareholders during the applicable performance period accrue on unvested and vested PRSUs. Unpaid dividend equivalents accrue interest at a quarterly rate of interest equal to the Company’s average borrowing rate for the preceding quarter. Accrued dividend equivalents plus interest are paid to the officer at the date the shares attributable to vested PRSUs are distributable.

•  Distribution of Shares. Shares attributable to vested PRSUs are distributable upon the earliest of January 2, 2011, the officer’s death or disability, or termination of the officer’s employment by the Company without cause or resignation by the officer for good reason. However, the distribution of shares attributable to PRSUs with annual vesting will be delayed for six months after any termination of the officer’s employment by the Company for cause or his resignation for good reason to the extent required to comply with 409A of the Internal Revenue Code.

Item 6 - Exhibits

Exhibit No.	Description
3.1	First Amendment to the Amended and Restated Bylaws of Omega Healthcare Investors, Inc. (Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on January 17, 2007).
10.1	Employment Agreement, dated May 7, 2007, between Omega Healthcare Investors, Inc. and Michael Ritz.
10.2	Amendment to the Employment Agreement, dated May 7, 2007, between Omega Healthcare Investors, Inc. and C. Taylor Pickett.
10.3	Amendment to the Employment Agreement, dated May 7, 2007, between Omega Healthcare Investors, Inc. and Daniel J. Booth.
10.4	Amendment to the Employment Agreement, dated May 7, 2007, between Omega Healthcare Investors, Inc. and R. Lee Crabill.
10.5	Amendment to the Employment Agreement, dated May 7, 2007, between Omega Healthcare Investors, Inc. and Robert O. Stephenson.
10.6	Form of Restricted Stock Award.
10.7	Form of Performance Restricted Stock Unit Agreement - annual vesting.
10.8	Form of Performance Restricted Stock Unit Agreement - cliff vesting.
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer.
32.1	Section 1350 Certification of the Chief Executive Officer.
32.2	Section 1350 Certification of the Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OMEGA HEALTHCARE INVESTORS, INC.
Registrant

Date:  May 8, 2007                     By: /S/ C. TAYLOR PICKETT
            C. Taylor Pickett
            Chief Executive Officer

Date: May 8, 2007                     By: /S/ ROBERT O. STEPHENSON
            Robert O. Stephenson
            Chief Financial Officer